SECOND AMENDING AGREEMENT AND JOINDER TO HODGKINSON VENTURES INC. LOAN AGREEMENT

THIS SECOND AMENDING AGREEMENT AND JOINDER made effective as of the 18 day of November, 2015.

AMONG:

DXI ENERGY INC. (formerly known as DEJOUR ENERGY INC.) a corporation existing under laws of the Province of British Columbia (as "**Borrower**")

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HODGKINSON VENTURES INC., a corporation existing under laws of the Province of Ontario (as "**Lender**")

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DEJOUR ENERGY (USA) CORP., a corporation existing under the laws of the State of Nevada ("**Guarantor**") as a guarantor

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DEJOUR ENERGY (ALBERTA) LTD., a corporation existing under the laws of the Province of Alberta ("**Dejour Alberta**") as a guarantor

WHEREAS:

A. The Borrower, the Lender and the Guarantor entered into a loan agreement dated for reference June 22, 2015 (the "**Loan Agreement**") whereby the Lender provided to the Borrower a loan in the principal amount of up to CDN $2,000,000 (the "**Loan**").

B. The parties then entered into an amendment to the Loan Agreement dated for reference September 28, 2015 (the "**First Amending Agreement**") to extend the maturity date of the Loan to December 31, 2015.

C. The parties desire to amend the Loan Agreement, as amended by the First Amending Agreement to:

(a) extend the maturity date of the Loan to November 30, 2018;

(b) amend the repayment terms of the Loan to provide the right to prepay any or all of the debt and accrued but unpaid interest owing at any time without penalty;

(c) include issuance of common share purchase warrants of the Borrower (the "**Warrants**");

(d) amend the security granted under the Loan (the "**Amended Security**"), which will obligate Dejour Alberta to issue security and as a result, Dejour Alberta must become a party to, and agree to be bound by, all the terms and conditions of the Agreement; and

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(e)	permit subordination of the Amended Security to any subsequently incurred senior secured debt,

(collectively to be reflected in the “Second Amending Agreement and Joinder”).

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the premises and the respective covenants and agreements herein contained, the Parties hereto hereby covenant and agree that:

1.	The Loan Agreement, as amended by the First Amending Agreement, is amended as follows:

	a)	The definition of Dejour Alberta is added in paragraph 1.1 with the following:

““Dejour Alberta” means Dejour Energy (Alberta) Ltd.;”

	b)	The definition of Loan Documents in paragraph 1.1 is replaced with the following:

““Loan Documents” means (i) this Agreement, (ii) the Promissory Note, (iii) the Guarantee from the Guarantor, (iv) the general security agreement providing a first priority Security Interest over all present and after acquired personal and real property of the Guarantor, (v) assignment and postponement agreement by the Borrower in favour of the Lender in respect of all indebtedness to the Borrower of the Guarantor, (v) the deed of trust and security interest registered against the real property and leases and wells as described in Schedule “B” attached hereto; (vi) the debenture from each of the Borrower and the Guarantor with a first floating charge over all assets and an undertaking to provide fixed charges on petroleum and natural gas properties at the request of the Lender; (vii) a supplemental debenture from Dejour Alberta with fixed charges on certain petroleum and natural gas properties; (viii) a general assignment of book debts from each of the Borrower and Dejour Alberta; (ix) an assignment of insurance of each of the Borrower and Dejour Alberta; and (x) a full liability guarantee from Dejour Alberta, as the same may from time to time be modified, supplemented or amended;”

	c)	The definition of Maturity Date in paragraph 1.1 is replaced with the following:

““Maturity Date” means November 30, 2018;”

	d)	The definition of Monthly Repayments is added in paragraph 1.1 with the following:

“”Monthly Repayments” has the meaning set forth in section 3.4;”

	e)	The definition of NYSE is added in paragraph 1.1 with the following:

““NYSE” means the NYSE MKT;”

	f)	The definition of Parties in paragraph 1.1 is replaced with the following:

““Parties” means the Lender, the Borrower, the Guarantor and Dejour Alberta;”

	g)	The definition of Security Agreements in paragraph 1.1 is replaced with the following:

““Security Agreements” means any security agreements granted or to be granted by the Guarantor or Dejour Alberta in favour of the Lender in the form provided by the Lender;”

h)	The definition of TSX is added in paragraph 1.1 with the following:

““TSX” means the Toronto Stock Exchange;”

i)	The definition of Warrants is added in paragraph 1.1 with the following:

““Warrants” means common share purchase warrants of the Borrower;”

j)	The definition of Warrant Certificate is added in paragraph 1.1 with the following:

““Warrant Certificate” means the form of Warrant certificate attached as Schedule “C” hereto.”

k)	Section 1.8 be amended to add the following:

Schedule “C” – Form of Warrant Certificate

l)	Article 2 be amended to add Dejour Alberta along with the Borrower and the Guarantor in providing the representations and warranties, as applicable, to the Lender.

m)	Section 3.4 be deleted in its entirety and replaced with the following:

3.4        Repayment of Borrowings

            Subject to Section 4.2, the Indebtedness under the Loan will be repayable by the Borrower in full on the earlier of (i) within 10 Business Days after an Event of Default and (ii) the Maturity Date or such later date to which the term of the Loan may be extended pursuant to this Agreement. Commencing June 1, 2016, provided that the Borrower is not in default under any of the Loan Documents or this Agreement, the Borrower will repay the Indebtedness under the Loan in the amount of at least CDN$50,769.23 per month (“Monthly Repayments”) due on the first day of the month and any additional optional repayments in excess of CDN$50,769.23 per month will not reduce the amount of subsequent required monthly repayments.

n)	Section 6.1 (f) be added with the following:

(f)

appropriate registrations with respect to the security to be granted by Dejour Alberta to the Lender pursuant to the Loan Documents, including any appropriate filings with respect to any mortgage, trust deed or similar instrument shall have been completed and filed as appropriate to preserve, perfect or protect the security in the collateral granted by Dejour Alberta to the Lender.

o)	Section 6.2(c) be deleted in its entirety and replaced with the following:

(c) the Borrower, the Guarantor and Dejour Alberta shall have complied and shall be in compliance with all of their covenants under this Agreement; and

p)	Section 6.4 be added with the following:

6.4	Issuance of Warrants

            Subject to the prior approval of the NYSE and TSX and any applicable regulatory authorities, the Lender shall be issued 4,000,000 Warrants whereby each Warrant represents a transferable common share purchase warrant granting the right to acquire one common share of the Borrower at a price of: (i) CDN$0.45 or (ii) US$0.35 per share, for a period of 5 years from the date of issuance, evidenced by the Warrant Certificate substantially in the form attached as Schedule “C” hereto. The Lender shall take all reasonable commercial efforts to file and make effective a registration statement within four months from the date of the issuance of the Warrants permitting the resale of the common shares issuable upon exercise of the Warrants by the Lender.

            As a condition to receiving the Warrants, the Lender represents and warrants that it is not in the United States (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended), did not receive an offer to acquire the Warrants while in the United States, and did not execute this Agreement or otherwise place its order to acquire the Warrants from within the United States.

q)	Article 7 be amended to include Dejour Alberta in providing the covenants, as applicable, to the Lender.

r)	The last paragraph of Section 8.1 shall be deleted in its entirety and replaced with the following:

            With respect to any Event of Default described above which is capable of being cured and does not already provide for a cure procedure (a “Curable Default”), the occurrence of such Curable Default shall not constitute an Event of Default hereunder if such Curable Default is fully cured and/or corrected within 15 days however an Event of Default with respect to a Monthly Repayment shall not constitute an Event of Default hereunder if such Curable Default is fully cured and/or corrected within 5 Business Days.

s)	An additional paragraph be added to Section 11.5 with the following:

Subsequent to the entering into of this Agreement, the Lender covenants that it will further amend the terms of this Agreement to permit subordination of the Security Interest granted in favour of the Lender to any subsequently incurred senior secured debt of the Borrower provided that the proceeds are used to repay the Indebtedness of the Lender.

2.

The foregoing changes shall be deemed to be effective as of the date of this Second Amending Agreement and Joinder and shall be incorporated into the Loan Agreement, as amended by the First Amending Agreement, as if it had been made as of the date thereof.

3.

Each of the Borrower, the Guarantor and Dejour Alberta shall grant and file the appropriate registrations with respect to the Amended Security within 30 days from the date of this Second Amending Agreement and Joinder as reasonably required by the Lender, including any filings as appropriate to preserve, perfect or protect the security in the collateral granted to the Lender.

4.

Each party will from time to time promptly execute and deliver all further documents and take all further action necessary or appropriate to give effect to and perform the provisions and intent of this Second Amending Agreement and Joinder.

5.

Other than as specifically provided in this Second Amending Agreement and Joinder, the provisions of the Loan Agreement, as amended by the First Amending Agreement, remain in full force and effect and unamended.

6.

This Second Amending Agreement and Joinder may be executed and delivered in one or more counterparts, each of which when executed and delivered shall be deemed an original but all of which together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF the parties hereto have executed this Second Amending Agreement and Joinder as of the date first written above.

DXI ENERGY INC.

Per: ______________________________

HODGKINSON VENTURES INC.

Per: ______________________________

DÉJOUR ENERGY (USA) CORP.

Per: ______________________________

DÉJOUR ENERGY (ALBERTA) LTD

Per: ______________________________

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IN WITNESS WHEREOF the parties hereto have executed this Second Amending Agreement and Joinder as of the date first written above.

DXI ENERGY INC.	**HODGKINSON VENTURES INC.**
	CHARLES HODGKINSON, President
Per: ______________________	Per: ______________________
DEJOUR ENERGY (USA) CORP.	**DEJOUR ENERGY (ALBERTA) LTD**
Per: ______________________	Per: ______________________

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